UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29th, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

On April 29, 2026, TotalEnergies SE (the “Company”) issued a press release announcing the completion of its previously announced acquisition of 50% of Energetický a pr&uring;myslový holding (“EPH”) flexible power generation platform in Western Europe and the issuance to EPH of around 95.4 million ordinary shares of the Company in consideration for the acquisition. The shares are issued in reliance on Regulation S under the Securities Act of 1933, as amended. The press release is furnished herewith as Exhibit 99.1.

The information in this current report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Nos. 333-278983, 333-278983-01, 333-278983-02, 333-278983-03 and 333-278983-04), as amended, of TotalEnergies SE, TotalEnergies Capital International, TotalEnergies Capital USA LLC. and TotalEnergies Capital and the Registration Statement on Form S-8 (Nos. 333-286845 and 333-280516) of TotalEnergies SE, and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This communication is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an applicable exemption from registration requirements.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Europe: TotalEnergies finalizes the acquisition of 50% of a portfolio of flexible power generation assets from EPH (April 29, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 29th, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer